Exhibit E

manatt manatt | phelps | phillips	Marcia D. Alazraki Manatt, Phelps & Phillips, LLP Direct Dial: (212) 830-7273 E-mail: malazraki@manatt.com

December 12, 2007

BY FACSIMILE AND HAND DELIVERY

Kermitt J. Brooks, Esq.
First Deputy Superintendent
State of New York Insurance Department
25 Beaver Street
New York, New York 10004-2319

Re:  American International Group, Inc. ("AIG")

Dear Mr. Brooks:

We are in receipt of your letter dated December 7, 2007 regarding the joint filing of an amended Schedule 13D with respect to AIG on November 2, 2007 with the Securities and Exchange Commission (the "SEC"), which we refer to as the amended Schedule 13D.  The amended Schedule 13D was filed by certain AIG stockholders, including Starr International Company, Inc. and C. V. Starr & Co., Inc., which filing persons are collectively referred to as the 13D members.  Two of these 13D members, Starr International Company, Inc. and C. V. Starr & Co., Inc. are long time holders of AIG shares and their status as such has not changed since the 1970s.  We also refer to the attached correspondence of November 20, 2007 and November 30, 2007 on behalf of the 13D members, as well as your December 7, 2007 letter, regarding this issue.

Your December 7th letter concludes that the 13D members must either file pursuant to Section 1501(c) of the Insurance Law for a written determination by the Superintendent that the 13D members are exempt from Article 15 or "cease and desist immediately from engaging in any further activities aimed at exercising a controlling influence over AIG".  This apparent determination by the Superintendent, however, is based on the Department's erroneous view that the 13D members constitute, in the aggregate, a controlling person of AIG, as defined in Article 15 of the Insurance Law.

Section 1501(a)(2) of the Insurance Law requires that such a person possess "the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or . . . otherwise."  As Messrs. Lundqvist and Tindell demonstrated at the informal meeting with the Department on November 15, 2007, not only do none of the 13D members, individually or collectively, have the power to "control" AIG

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manatt | phelps | phillips

Kermitt J. Brooks, Esq.
December 12, 2007

(as such term is used in Section 1501(a)(2)), in fact, they, individually and collectively, have the antithesis of "control" of AIG for the following reasons, among others:

•
No Management Control.  None of the 13D members or their respective directors, officers or shareholders, as applicable, is or has been for over two years a director, officer or employee of AIG or any of its insurance or non-insurance subsidiaries.  Further, none of the 13D members has any plan of becoming a director, officer or employee of AIG or any of its insurance or non-insurance subsidiaries.

•
No Contractual Control.  None of the 13D members or their respective directors, officers or shareholders, as applicable, has any direct or indirect contractual right to direct or cause the direction of the management and policies of AIG or any of its insurance or non-insurance subsidiaries.

•
No Voting Control.  The ownership position in AIG shares held by the 13D members does not entitle these stockholders, individually or collectively, to any special corporate governance rights or blocking positions under AIG's organizational documents, NYSE rules or the rules and regulations of the SEC.

•
Status Quo of Public Disclosure.  The Schedule 13D to which the November 2, 2007 amendment relates has been on file with the SEC and publicly available since November 20, 2005.  This Schedule 13D was filed because, under the facts and circumstances described therein, the reporting persons may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  In this Schedule 13D, the 13D members stated they reserved the right "to engage in discussions with [AIG] and third parties or facilitate discussions between [AIG] and third parties exploring [specified] actions."[1]

The amended Schedule 13D merely states that the 13D members are considering and evaluating strategic alternatives designed to lead to the maximization of their investment in AIG and they believe that there are opportunities to improve AIG's performance and strategic direction, as well as the value of their investment.  This Schedule 13D amendment discusses that "the [13D members] anticipate holding discussions with stockholders and third parties that may address a number of issues, including . . . their respective views on [AIG]'s business and prospects, the

[1]
With reference to the first bullet point on page 2 of your December 7th letter, it was in this context that Mr. Lundqvist discussed at the November 15, 2007 meeting with the Department that that the AIG stockholdings of the 13D members was publicly known.  Contrary to the assertion in your letter, at no time during this meeting, did Mr. Lundqvist state or imply that the 13D members "are already a controlling person under Article 15."

manatt
manatt | phelps | phillips

Kermitt J. Brooks, Esq.
December 12, 2007

suggested disposition of certain of its operations, investment opportunities and concerns over the direction and management of AIG generally, and other opportunities to improve or realize on the value of their investment in AIG."

The amended Schedule 13D was filed with the SEC consistent with the 13D members obligations under federal securities laws.  Although providing more details regarding possible areas for discussion among stockholders, the disclosure in the amended Schedule 13D otherwise is generally consistent with the disclosure in the November 2005 Schedule 13D on this point, as well as the discussion at the meeting with the Department.  Furthermore, the amended Schedule 13D concludes by stating "[a]t this time, the [13D members] have not made any decisions regarding their future intentions with regards to their plans and proposals with respect to [AIG]."

•	Ongoing Significant Litigation. AIG is currently suing Mr. Greenberg personally for over $1 billion dollars and is suing Starr International Company, Inc. for over $15 billion dollars.

Any one of the matters discussed above demonstrates that none of the 13D members, possesses, individually or collectively, the power to direct or cause the direction of the management and policies of AIG.  However, when taken together, they vitiate any argument that the 13D members either individually or collectively possess "the power to direct or cause the direction of the management and policies" of AIG.  (emphasis added)

The amended Schedule 13D indicates that the 13D members are considering and evaluating strategic alternatives to maximize their investment in AIG, as is the right of any stockholder.  It also states that no decisions regarding future intentions have been made.  To extrapolate from these statements (as the Superintendent apparently has), that somehow the 13D members, individually or collectively, have the power to direct or cause the direction of the management and policies of AIG is wholly erroneous based on the facts and circumstances known to the general public and the Department as discussed above.

If one were to countenance the Department's position, any two or more persons who in the aggregate owned, directly or indirectly, 10% or more of the voting securities of a domestic insurer would not be permitted to discuss the management or policies of that insurer without first making a filing with the Department.2  Discussions between and among stockholders foster and

[2]
This approach would lead to results that are contradictory to current legal and business practices.  For example, no potential acquiror could enter into discussions leading to a purchase agreement without first making a filing pursuant to Article 15, notwithstanding the longstanding accepted practice of conditioning the consummation of a transaction on receiving the Department's approval.

manatt
manatt | phelps | phillips

Kermitt J. Brooks, Esq.
December 12, 2007

serve a legitimate purpose regarding the exercise of their fiduciary duties, the protection of their financial and commercial interests, as well as the interests of the domestic insurer.  Such discussions alone are not requisite acts requiring a filing under Article 15.  Moreover, the chill placed on a stockholder from commenting or expressing honest and open views serves only to build a wall around management and otherwise entrench their position –a position that is certainly not countenanced in the applicable law or regulations.

Therefore, the 13D members continue to believe in good faith that a filing with the Department pursuant to Article 15 is not currently required.  Further, the 13D members do not believe that the activities set forth in the amended Schedule 13D should be proscribed.

We respectfully request an opportunity to meet with the Department to discuss the foregoing matters.

Respectfully Submitted,

/s/ Marcia D. Alazraki

Marcia D. Alazraki

cc:     Robert H. Easton, Esq.
      Bertil P-H Lundqvist, Esq.